UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces Fourth Quarter and Full Year 2017
Operational and Financial Results

Monterrey, Mexico, February 22, 2018— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated results for the fourth quarter and full year 2017.1

Fourth quarter and full year 2017 summary

OMA recorded an increase of 1.8% in passenger traffic in 4Q17, despite the deceleration of the rate of traffic growth in Mexico, and recorded a 4.8% increase in traffic for the full year. The sum of aeronautical and non-aeronautical revenues rose 4.6% in the quarter and 11.5% in the full year. Adjusted EBITDA rose 13.6% in 4Q17, with an Adjusted EBITDA margin of 67.5% -- the highest quarterly margin in OMA’s history. For the year, Adjusted EBITDA increased 15.2%, with an Adjusted EBITDA margin of 66.0% -- also a record. Operating income rose 13.8% in 4Q17, and consolidated net income increased 9.5%. For the full year, operating income and net income grew 16.4% and 13.9%, respectively.

1 Unless otherwise stated, all references are to the fourth quarter of 2017 (4Q17) or full year 2017, and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 19.7354 as of December 31, 2017 and Ps. 20.6640 as of December 31, 2016.

The principal results of the fourth quarter include:

▪	Total terminal passenger traffic increased 1.8% to 5.0 million. Domestic traffic increased 2.0% and international traffic increased 0.6%. The Monterrey and Culiacán airports contributed the most to passenger growth.
▪	Aeronautical revenues increased 3.4%, principally as a result of traffic growth and an increase in tariffs in 2Q17.
▪	Aeronautical revenues per passenger increased 1.6% to Ps. 217.6.
▪	Non-aeronautical revenues increased 8.0%, principally from growth in commercial activities, particularly car rental, restaurants, and parking, as well as diversification businesses, especially hotel services.
▪	Non-aeronautical revenues per passenger increased 6.1% to Ps. 77.9.
▪	Adjusted EBITDA[2] increased 13.6% to Ps. 999 million. The Adjusted EBITDA margin reached 67.5%, a record for highest margin in a quarter.
▪	Consolidated net income increased 9.5% to Ps. 625 million. Earnings per share increased 9.5% to Ps. 1.58, based on weighted average shares outstanding, while earnings per American Depositary Share (ADS) rose 14.7% to US$ 0.64.
▪	Capex, major maintenance, and other smaller expenditures included in the Master Development Programs (MDP) and strategic investments totaled Ps. 590 million.

Full year 2017 highlights include:

▪	OMA generated growth in its financial and operating results, with new records for passenger traffic, revenues, Adjusted EBITDA, Adjusted EBITDA margin, and consolidated net income in 2017.
▪	Total passenger traffic increased 4.8% to 19.7 million passengers.
▪	Passenger volume growth contributed to a 12.2% increase in aeronautical revenues and a 9.3% increase in non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues reached Ps. 5,803 million (+11.5%).
▪	Cost of services and G&A expense increased only 1.7%, as a result of strict controls on business operations. As a result, Adjusted EBITDA reached Ps. 3,829 million (+15.2%), with an Adjusted EBITDA margin of 66.0%. Operating income increased 13.8%. The effective tax rate was 27.6%.

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA to Net Income in the corresponding section of this report; see also the Notes to the Financial Information.

2

▪	Consolidated net income increased 13.9% to Ps. 2,137 million. Earnings per share were Ps. 5.40 and earnings per ADS were US$2.19. In order to develop passenger terminal and operating infrastructure and to improve service quality in OMA’s 13 airports, total investments in accordance with the Master Development Programs and strategic investments were Ps. 1,684 million. The full year return on capital was 29.6%.
▪	OMA continued to position itself as a sustainable enterprise and a leader in the airport operation sector, with recognitions for quality, workplace safety, environment, and social responsibility, including:
▪	Selection as part of the Dow Jones Sustainability MILA Pacific Alliance Index, which includes the companies with the highest sustainability rankings in the four Latin American countries of the Pacific Alliance: Mexico, Colombia, Peru, and Chile.
▪	Inclusion in the Dow Jones Sustainability Emerging Markets Index (“DJSI”) for the second consecutive year, and in the Mexican Stock Exchange’s IPC Sustainable Index (“IPC Sustentable”) for the seventh consecutive year.
▪	Recognition as “A Great Place to Work” for the seventh consecutive year, as being one of the 100 best companies to work for in Mexico and ranked number 1 in northeastern Mexico. In addition OMA was certified as a Socially Responsible Company (“ESR”) for the 10th year, by the Mexican Center for Philanthropy.
▪	OMA was included in the Mexican Stock Exchange’s benchmark IPC index, for the third consecutive year.

3

4Q17 Operating Results

Operations, Passengers, and Cargo

The total supply of seats decreased 2.1% in 4Q17, as a result of the closing of routes and reductions in frequencies during the full year 2017.

Notwithstanding this, airlines opened a total of 19 routes in the fourth quarter, including 11 domestic routes and 8 international routes. Six domestic routes closed in 4Q17.

Airline	Opened			Closed		
	# Routes	Origin	Destination	# Routes	Origin	Destination
Domestic Routes						
VivaAerobus	5	CUL	Tijuana			
		CUL	Chihuahua			
		CUU	Culiacán			
		MTY	Huatulco			
		MTY	Querétaro			
Volaris	3	MTY	Cozumel	6	MTY	Acapulco
		MTY	Huatulco		ACA	Monterrey
		MTY	Mexicali		MTY	Tuxtla Gutiérrez
					MTY	Veracruz
					MTY	Bajío*
					TRC	Mexico City*
Interjet	3	MTY	Aguascalientes	2	REX	Mexico City
		MTY	San Luis Potosí		ZCL	Mexico City*
		SLP	Monterrey			
Aeroméxico				7	MTY	Toluca
					CJS	Tijuana*
					CUL	Guadalajara*
					CUL	Hermosillo*
					CUU	Hermosillo*
					TAM	Veracruz*
					TRC	Guadalajara*
International Routes						
Volaris	3	ACA	Los Angeles			
		ZCL	San Jose, California			
		ZIH	Chicago			
Aeroméxico	3	MTY	Atlanta			
		MTY	Los Angeles*			
		MTY	Denver			
United	2	MZT	Houston			
		MZT	Chicago			
Sunwing	1	MZT	Regina, Canada			
Delta				1	MTY	Los Angeles*

** Routes opened or closed in a previous quarter not reported*

4

Total passenger traffic increased 1.8% (+89,262 passengers). Of total passenger traffic, 87.9% was domestic and 12.1% was international. Commercial aviation accounted for 99.0% of passenger traffic. Monterrey generated 50.2% of passenger traffic, Culiacán 10.6%, and Chihuahua 7.1%.

Domestic passenger traffic increased 2.0% (+85,478 passengers). Six airports increased traffic. The airports with the largest variations were:

▪	Monterrey (+6.0%; +122,705 passengers) had the largest increase, as a result of increased traffic on its Cancún, Querétaro, Mexicali, Toluca, Puerto Vallarta, Guadalajara, Ciudad Juárez, Ciudad Obregón, and Puebla routes.
▪	Culiacán (+9.7%; +46,552) had increased traffic on its Guadalajara, Tijuana, and Mexicali routes.
▪	Reynosa (-26.8%; -39,718); Torreón (-11.4%; -18,212); Acapulco (-7.7%; -12,841); Mazatlán (-6.0%;

-11,083); and Durango (-8.9%; -8,188) had decreased traffic as a result of reductions on their Mexico City routes.

International passenger traffic increased 0.6%, and eight airports recorded increases in international traffic. Monterrey (+0.9%; +2,987 passengers) had the largest increase, principally as a result of higher traffic on the Atlanta route; and Culiacán (-42.6%; -3,838) had the largest reduction as a result of lower traffic, particularly on its Phoenix route.

See Annex Table 1 for more detail on passenger traffic by airport.

Air cargo volumes increased 1.9%. Of total air cargo volume, 63.3% was domestic and 36.7% was international.

5

Commercial Operations

OMA implements its commercial strategy through continuous improvement in the services offerings in its airports. This strategy resulted in the opening of 29 commercial initiatives in 4Q17, including car rental, restaurants, retail stores, a VIP lounge, banking services, and hotel promotion. The commercial space occupancy rate was 98.5% in 4Q17.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 89.2% occupancy rate compared to 79.1% in 4Q16; this was the highest occupancy rate in its history. The average room rate was Ps. 2,324 per night. Revenues increased 11.4% to Ps. 66 million.
▪	The Hilton Garden Inn had a 76.8% occupancy rate, with an average room rate of Ps. 1,960. Revenues increased 4.5% to Ps. 23 million.

OMA Carga Operations

▪	OMA Carga increased both air and land freight logistics activities, recording a 9.1% increase in revenues to Ps. 41 million. Freight handled grew 38.6% to 10,105 metric tons.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: The three operating warehouses generated Ps. 4 million in revenues. Two new leases were signed during the quarter: 1) a 5-year lease for a 5,000 m2 warehouse that will start generating revenues in April 2018, and which is currently under construction; 2) a 7-year lease for a 4,200m2 warehouse, which began construction in January 2018 and will start generating revenues in September 2018. In addition, a 10,500 m2 warehouse is in the commercialization phase.

6

Consolidated Financial Results

Revenues

Aeronautical revenues increased 3.4% to Ps. 1,090 million, principally as a result of higher traffic volumes and increases in specific tariffs in 2Q17. Revenue from domestic passenger charges increased 4.6%, revenue from international passenger charges decreased 2.2% as a result of exchange rate fluctuations, and other aeronautical services revenue increased 6.7%.

Monterrey contributed 48.5% of aeronautical revenues, Culiacán 10.1%, Chihuahua 7.1%, and Ciudad Juárez 5.6%.

Aeronautical revenues per passenger were Ps. 217.6, an increase of 1.6%.

Non-aeronautical revenues increased 8.0% to Ps. 390 million, and represented 26.4% of the sum of aeronautical and non-aeronautical revenues. The increase reflected principally the expansion of commercial activities.

Non-aeronautical revenues per passenger increased 6.1% to Ps. 77.9. Non-aeronautical revenues per passenger, excluding diversification activities, increased 6.5% to Ps. 50.4.

7

8

Commercial activities contributed an incremental Ps. 15 million (+8.6%). The line items that had the largest variations were:

▪	Car rental (+28.5%; +Ps. 6 million), as a result of better contractual terms and the leasing of sixteen new locales in 4Q17.
▪	Restaurants (+21.7%; Ps. +6 million), as a result of the maturation of restaurants opened in 2016, an improvement in the commercial offering in the Monterrey airport in 3Q17, and the opening of five new establishments during 4Q17.
▪	Parking (+6.5%; +Ps. 3 million), as a result of increased capacity in the Monterrey and Chihuahua airports.

Diversification activities contributed an additional Ps. 9 million (+7.2%). The most important contributions came from hotel services (+9.6%; +Ps. 8 million) and OMA Carga (+9.1%; +Ps. 3 million).

Complementary activities generated an increase of Ps. 4 million (+8.0%).

Construction revenues, which represent the value of improvements to concessioned assets, were Ps. 408 million (+136.7%) during the quarter. They are equal to construction costs recognized, and generate neither a gain nor a loss. Construction revenues and costs are a function of the advance in execution of projects in the Master Development Programs (MDP) in the 13 airports, and variations depend on the rate of project execution. The increase in 4Q17 reflects the large number of MDP projects currently underway. (See Notes to the Financial Information and discussion of MDP expenditures below.)

Total revenues, including construction revenues, increased 18.9% to Ps. 1,888 million.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses (G&A), excluding those related to the hotels and industrial park, decreased 14.1%. The decrease was largely because of decreases in other costs and expenses, which included payment of licensing fees to SAP and implementation expenses from the transition to the new system. In addition, the cost for utilities increased, principally as a result of higher electricity rates.

Hotel costs and expenses increased 12.2%, in line with operations and occupancy rates.

9

The major maintenance provision increased 11.0% to Ps. 91 million. The balance of the maintenance provision as of December 31, 2017 was Ps. 858 million, compared to Ps. 670 million at the end of 2016.

The airport concession tax increased 1.2% as a result of the growth in revenues.

The technical assistance fee decreased 1.9% to Ps. 35 million, principally as a result the effect of exchange rate fluctuations. (See Notes to the Financial Information for the calculation base).

As a result of the foregoing, total operating costs and expenses increased 23.3% to Ps. 1,058 million. The increase resulted principally from the increase in construction costs and the provision for major maintenance. Excluding those two line items, total costs and operating expenses were Ps. 559 million, a decrease of 7.3%.

10

Adjusted EBITDA and Operating Income

As a result of the Company’s continuing initiatives to increase revenues and control costs and expenses, Adjusted EBITDA increased 13.6% to Ps. 999 million. The Adjusted EBITDA margin was 67.5%, the highest quarterly margin in OMA’s history. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income rose 13.8% to Ps. 830 million, with an operating margin of 44.0%.

Financing (Expense) Income

Financing (Expense) Income decreased by Ps. 25 million to Ps. 19 million in 4Q17. The reduction was principally because of a decrease in interest income.

Taxes

Taxes were Ps. 224 million. The effective tax rate was 26.4%.

11

Net Income

Consolidated net income increased 9.5% to Ps. 625 million.

Earnings per share, based on net income of the controlling interest, increased 9.5% to Ps. 1.58; earnings per ADS increased 14.7% to US$0.64. Each ADS represents eight Series B shares.

MDP, Strategic Investment, and Quality Improvement Expenditures

OMA maintains its firm commitment to provide services of the highest quality for its passengers and airline clients in all thirteen airports. As a result, we are constantly undertaking maintenance projects, developing and optimizing infrastructure, acquiring and repairing equipment, and acquiring new technologies, in accordance with domestic and international standards of quality, safety, and airport operation, in a framework of sustainability.

Total capital expenditures, major maintenance, and other non-capitalized expenses included in the MDP and strategic investments3 were Ps. 590 million, and included Ps. 410 million in improvements to concessioned assets, Ps. 32 million for major maintenance, Ps. 4 million for other non-capitalized expenses, and Ps. 145 million for strategic investments.

The most important investment expenditures in 4Q17 included:

3The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

12

Debt

As of December 31, 2017, total debt was Ps. 4,633 million and net debt was Ps. 2,300 million. The ratio of net debt to Adjusted EBITDA was 0.60 times. Of total debt, 97% was denominated in Mexican pesos, and 3% in U.S. dollars.

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

13

Cash Flow Statement

For the full year 2017, operating activities generated cash of Ps. 2,925 million, a 22.8% increase compared to 2016. The increase resulted principally from higher operating income and a reduction in client accounts receivable, which were partially offset by higher tax payments.

Investing activities used cash of Ps. 1,531 million, as compared to Ps. 471 million in 2016. Outflows increased principally for Capex, including Ps. 1,369 million for improvements to concessioned assets and Ps. 215 million for property, plant and equipment.

Financing activities generated an outflow of Ps. 1,994 million, 31.7% higher than the prior year. Dividends paid increased by Ps. 203 million and share repurchases totaled Ps. 34 million.

As a result of the foregoing, cash decreased Ps. 601 million during 2017. The balance of cash and cash equivalents was Ps. 2,333 million as of December 31, 2017.

Material and Subsequent Events

OMA included in the Dow Jones Sustainability MILA Pacific Alliance Index. In October 2017, OMA was selected for inclusion in this index that includes companies with the best sustainability practices in the four countries of the Pacific Alliance: Mexico, Colombia, Peru, and Chile. The index was launched in the current year by S&P Dow Jones Indices, the International Finance Corporation (IFC), RobecoSAM, the stock exchanges of the Integrated Latin American Market (MILA), and includes 42 companies that are leaders in sustainability. Twelve of the index components are from Mexico, and OMA is the only Mexican company in the transport sector.

14

OMA included in The Sustainability Yearbook 2018. Since 2004, this publication has recognized leading companies in the sustainability area around the world, by industry, in accordance with criteria set by RobecoSAM. In 2018, OMA was one of only two Mexican companies included in this book, and one of 15 companies globally in the transport sector recognized for their sustainability activities.

Rescission of advertising contract. Effective December 3, 2017, OMA terminated its leasing agreement with the company that provided most of the advertising in OMA’s airports and started legal proceedings to recover funds owed the Company.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 4Q17 earnings conference call on February 26, 2018 at 12 pm Eastern time, 11 am Mexico City time.

The conference call is accessible by calling 1-888-394-8218 toll-free from the U.S. or 1-323-701-0225 from outside the U.S. The conference ID is 8312253. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm .

A taped replay will be available through March 5, 2018 at 1-844-512-2921 toll free or + 1-412-317-6671, using the same conference ID.

15

Annex Table 1

Passenger Traffic

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	4Q16	4Q17	% Var	2016	2017	% Var
Acapulco	176,210	162,219	(7.9)	718,493	685,124	(4.6)
Ciudad Juárez	287,277	292,014	1.6	1,102,855	1,173,135	6.4
Culiacán	486,901	529,615	8.8	1,726,654	1,909,651	10.6
Chihuahua	356,562	353,531	(0.9)	1,305,961	1,409,579	7.9
Durango	106,130	96,751	(8.8)	424,415	395,905	(6.7)
Mazatlán	262,996	254,331	(3.3)	973,440	994,283	2.1
Monterrey	2,388,115	2,513,807	5.3	9,178,533	9,771,630	6.5
Reynosa	148,439	109,619	(26.2)	563,952	485,727	(13.9)
San Luis Potosí	134,055	142,076	6.0	504,313	553,353	9.7
Tampico	180,634	184,892	2.4	717,599	717,342	(0.0)
Torreón	173,805	156,072	(10.2)	646,898	618,930	(4.3)
Zacatecas	88,761	81,650	(8.0)	343,136	349,453	1.8
Zihuatanejo	130,390	132,960	2.0	557,389	597,902	7.3
Total	**4,920,275**	**5,009,537**	**1.8**	**18,763,638**	**19,662,014**	**4.8**

Domestic Passengers	4Q16	4Q17	% Var	2016	2017	% Var
Acapulco	166,486	153,645	(7.7)	664,418	631,829	(4.9)
Ciudad Juárez	286,492	291,478	1.7	1,094,315	1,170,325	6.9
Culiacán	477,894	524,446	9.7	1,699,649	1,880,298	10.6
Chihuahua	330,380	326,106	(1.3)	1,197,408	1,298,262	8.4
Durango	92,134	83,946	(8.9)	375,735	338,471	(9.9)
Mazatlán	185,847	174,764	(6.0)	694,875	695,536	0.1
Monterrey	2,060,207	2,182,912	6.0	7,917,628	8,501,756	7.4
Reynosa	148,277	108,559	(26.8)	563,354	482,111	(14.4)
San Luis Potosí	96,200	102,047	6.1	357,965	396,143	10.7
Tampico	169,753	173,915	2.5	674,766	673,726	(0.2)
Torreón	160,275	142,063	(11.4)	592,140	564,256	(4.7)
Zacatecas	60,551	53,634	(11.4)	223,166	221,202	(0.9)
Zihuatanejo	84,881	87,340	2.9	332,527	366,035	10.1
Total	**4,319,377**	**4,404,855**	**2.0**	**16,387,946**	**17,219,950**	**5.1**

International Passengers	4Q16	4Q17	% Var	2016	2017	% Var
Acapulco	9,724	8,574	(11.8)	54,075	53,295	(1.4)
Ciudad Juárez	785	536	(31.7)	8,540	2,810	(67.1)
Culiacán	9,007	5,169	(42.6)	27,005	29,353	8.7
Chihuahua	26,182	27,425	4.7	108,553	111,317	2.5
Durango	13,996	12,805	(8.5)	48,680	57,434	18.0
Mazatlán	77,149	79,567	3.1	278,565	298,747	7.2
Monterrey	327,908	330,895	0.9	1,260,905	1,269,874	0.7
Reynosa	162	1,060	554.3	598	3,616	504.7
San Luis Potosí	37,855	40,029	5.7	146,348	157,210	7.4
Tampico	10,881	10,977	0.9	42,833	43,616	1.8
Torreón	13,530	14,009	3.5	54,758	54,674	(0.2)
Zacatecas	28,210	28,016	(0.7)	119,970	128,251	6.9
Zihuatanejo	45,509	45,620	0.2	224,862	231,867	3.1
Total	**600,898**	**604,682**	**0.6**	**2,375,692**	**2,442,064**	**2.8**

See Notes to the Financial Information

16

Annex Table 2

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet

(Thousands of Pesos)

	December 31, 2016	December 31, 2017	% Var Dec17/Dec16
Assets			
Current Assets			
Cash and Cash Equivalents	3,005,792	2,333,007	(22.4)
Other Investments Held to Maturity		49,339	
Trade Accounts Receivable - Net	714,130	630,757	(11.7)
Trade Accounts Receivable from Related Parties	46,032	94,405	105.1
Recoverable Taxes	104,114	130,205	25.1
Advances to Contractors	199,486	222,054	11.3
Other Current Assets	28,905	38,856	34.4
Total Current Assets	4,098,459	3,498,622	(14.6)
Land, Buildings, Machinery and Equipment - Net	2,444,205	2,601,397	6.4
Investments in Airport Concessions - Net	6,513,514	7,648,417	17.4
Other Assets - Net	109,042	104,330	(4.3)
Deferred Taxes	380,103	348,034	(8.4)
Total Assets	**13,545,323**	**14,200,800**	**4.8**
Liabilities and Stockholder's Equity			
Current Liabilities			
Current Portion of Long-Term Debt	56,122	50,852	(9.4)
Current Portion of Major Maintenance Provision	160,607	232,645	44.9
Trade Accounts Payable	262,073	255,982	(2.3)
Taxes and Accrued Expenses	489,201	434,771	(11.1)
Accounts Payable to Related Parties	140,328	130,022	(7.3)
Total Current Liabilities	1,108,331	1,104,272	(0.4)
Long-Term Debt	4,637,743	4,582,420	(1.2)
Guarantee Deposits	272,511	304,396	11.7
Employee Benefits	111,921	127,479	13.9
Major Maintenance Provision	509,046	624,979	22.8
Other long-term liabilities	-	30,858	-
Deferred taxes	218,791	197,081	(9.9)
Total liabilities	**6,858,343**	**6,971,485**	**1.6**
Common Stock	303,644	303,394	(0.1)
Additional paid-in capital	29,786	29,786	-
Retained Earnings	4,846,045	5,281,662	9.0
Share Repurchase Reserve	1,383,124	1,466,016	6.0
Labor Obligations	(8,052)	(10,991)	36.5
Non-Controlling Interest	132,433	159,448	20.4
Stockholders' Equity	**6,686,980**	**7,229,315**	**8.1**
Total Liabilities and Stockholder's Equity	**13,545,323**	**14,200,800**	**4.8**

See Notes to the Financial Information

17

Annex Table 3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Comprehensive Income
(Thousands of Pesos)

	4Q16	4Q17	% Var	2016	2017	% Var
Revenues						
Aeronautical Revenues	1,053,859	1,090,171	3.4	3,872,735	4,347,031	12.2
Non-Aeronautical Revenues	361,107	390,037	8.0	1,332,762	1,456,338	9.3
Aeronautical Revenues + Non-Aeronautical Revenues	**1,414,966**	**1,480,208**	**4.6**	**5,205,497**	**5,803,369**	**11.5**
Construction Revenues	172,154	407,553	136.7	344,772	1,326,458	284.7
Total Revenues	**1,587,120**	**1,887,761**	**18.9**	**5,550,269**	**7,129,827**	**28.5**
Operating Costs						
Cost of Services	233,454	239,035	2.4	900,141	981,065	9.0
Administrative Expenses	199,284	146,277	(26.6)	642,345	587,917	(8.5)
Major Maintenance Provision	81,808	90,833	11.0	262,871	291,038	10.7
Construction Costs	172,154	407,553	136.7	344,772	1,326,458	284.7
Concession Taxes	66,203	67,029	1.2	244,215	271,331	11.1
Technical Assistance Fee	35,335	34,679	(1.9)	117,987	135,074	14.5
Depreciation and Amortization	68,189	78,158	14.6	276,634	299,205	8.2
Other expenses (Revenues) - Net	1,191	(5,859)	n.a.	(22,250)	(1,380)	(93.8)
Total Operating Costs and Expenses	**857,618**	**1,057,705**	**23.3**	**2,766,715**	**3,890,708**	**40.6**
Operating Income	**729,502**	**830,056**	**13.8**	**2,783,554**	**3,239,119**	**16.4**
Operating Margin (%)	46.0%	44.0%		50.2%	45.4%	
Financing (Expense) Income:						
Interest Income	145,104	37,295	(74.3)	199,600	127,290	(36.2)
Interest (Expense)	(87,196)	(79,453)	(8.9)	(330,694)	(352,822)	6.7
Exchange Gain (Loss) - Net	(14,552)	60,880	n.a.	(29,177)	(63,072)	116.2
Total Financing (Expense) Income	**43,356**	**18,722**	**(56.8)**	**(160,271)**	**(288,604)**	**80.1**
Income before Taxes	**772,858**	**848,778**	**9.8**	**2,623,283**	**2,950,515**	**12.5**
Income Tax	**202,708**	**224,241**	**10.6**	**746,782**	**813,073**	**8.9**
Consolidated Net Income	**570,150**	**624,537**	**9.5**	**1,876,501**	**2,137,442**	**13.9**
Other Comprehensive Income:						
Actuarial Gains (Losses)	3,533	(4,198)	n.a.	3,533	(4,198)	n.a.
Deferred Tax Effect	(1,060)	1,260	n.a.	(1,060)	1,259	n.a.
Consolidated Comprehensive Income	**572,623**	**621,599**	**8.6**	**1,878,974**	**2,134,503**	**13.6**
Consolidated Net Income attributable to:						
Non-Controlling Interest	2,575	3,537	37.4	6,314	9,866	56.3
Controlling Interest	567,575	621,000	9.4	1,870,187	2,127,576	13.8
Weighted Average Shares Outstanding	393,769,741	393,446,466		392,784,322	393,660,889	
EPS (Ps.)	1.44	1.58	9.5	4.76	5.40	13.5
EPADS (US$)	0.56	0.64	14.7	1.84	2.19	18.9
EBITDA	**797,691**	**908,214**	**13.9**	**3,060,188**	**3,538,324**	**15.6**
EBITDA Margin (%)	50.3%	48.1%		55.1%	49.6%	
Adjusted EBITDA	**879,499**	**999,047**	**13.6**	**3,323,059**	**3,829,362**	**15.2**
Adjusted EBITDA Margin (%)	62.2%	67.5%		63.8%	66.0%	

See Notes to the Financial Information

18

Annex Table 4

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement

(Thousands of Pesos)

	As of December 31,		
	2016	2017	% Var.
Operating Activities			
Income Before Taxes	2,623,283	2,950,515	12.5
Change in the value of cash and cash equivalents for fair value	(4,430)	72,206	n.a.
Depreciation and Amortization	276,634	299,192	8.2
Major Maintenance Provision	262,871	291,038	10.7
Doubtful Accounts Provision	749	(10,561)	n.a.
(Profit) / Loss on Sales of Machinery and Equipment - Net	(22,250)	(1,340)	(94.0)
Interest Income	(105,528)	(121,813)	15.4
Items in Results Related to Financing Activities			
Present Value of Major Maintenance Provision	(94,072)	(5,477)	(94.2)
Interest Expense	330,694	352,822	6.7
Non-Paid Exchange Fluctuation	36,791	(11,748)	n.a.
	3,304,742	3,814,834	15.4
Changes in:			
Trade Accounts Receivable - Net	(324,094)	93,934	n.a.
Recoverable Taxes	13,773	(24,832)	n.a.
Other Accounts Receivable	15,567	(1,418)	n.a.
Accounts Payable	(72,352)	(45,352)	(37.3)
Taxes and Accrued Expenses	24,274	(41)	n.a.
Taxes Paid	(582,986)	(839,159)	43.9
Accounts Payable to Related Parties	72,807	(57,653)	n.a.
Major Maintenance Payments	(102,854)	(97,784)	(4.9)
Other Long-Term Liabilities	32,839	82,030	149.8
Net Flow from Operating Activities	2,381,716	2,924,559	22.8
Investment Activities			
Acquisition of Property, Plant and Equipment	(120,390)	(214,828)	78.4
Investment in Airport Concessions	(494,915)	(1,368,771)	176.6
Other Long-Term Assets	(47,531)	(21,519)	(54.7)
Proceeds from Sale of Land, Machinery and Equipment	30,892	1,340	(95.7)
Interest income	100,142	121,813	21.6
Other Investments Held to Maturity	60,445	(49,339)	n.a.
Net Flow from Investing Activities	(471,357)	(1,531,304)	224.9
Cash Flow before Financing Activities	1,910,359	1,393,256	(27.1)
Financing Activities			
Repurchase of Shares	184,370	(34,234)	n.a.
Loans - Paid	(58,875)	(51,168)	(13.1)
Interest Expense	(312,796)	(350,499)	12.1
Increase in the Non-Controlling Interest	44,750	17,149	(61.7)
Dividends Paid	(1,371,642)	(1,575,083)	14.8
Net Cash Flow from Financing Activities	(1,514,193)	(1,993,835)	32
Net Increase (Reduction) in Cash and Cash Equivalents	396,166	(600,579)	n.a.
Effect of change for fair value of cash and equivalents	4,430	(72,206)	n.a.
Cash and Equivalents at Beginning of Period	2,605,196	3,005,792	15.4
Cash and Equivalents at End of Period	3,005,792	2,333,007	(22.4)

See Notes to the Financial Information

19

Annex Table 5

20

Annex Table 6

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport

Thousand Passengers and Thousand Pesos

Monterrey	4Q16	4Q17	2016	2017
Total Passengers	2,388.1	2,513.8	9,178.5	9,771.6
Total Revenues	695,370	706,680	2,457,470	2,960,897
Aeronautical Revenues	495,063	529,125	1,799,823	2,046,097
Non-Aeronatical Revenues	151,956	151,394	560,016	547,586
Construction Revenues	48,351	26,161	97,631	367,214
Income from Operations	133,318	152,393	473,916	518,737
EBITDA	150,727	175,328	549,932	602,878

Culiacán	4Q16	4Q17	2016	2017
Total Passengers	486.9	529.6	1,726.7	1,909.7
Total Revenues	118,025	133,843	408,984	506,057
Aeronautical Revenues	99,356	109,887	351,096	409,399
Non-Aeronatical Revenues	14,457	15,298	48,280	53,296
Construction Revenues	4,212	8,659	9,608	43,362
Income from Operations	23,288	27,933	79,875	92,556
EBITDA	27,237	32,033	95,881	108,704

Chihuahua	4Q16	4Q17	2016	2017
Total Passengers	356.6	353.5	1,306.0	1,409.6
Total Revenues	98,738	157,594	337,356	483,900
Aeronautical Revenues	76,047	77,438	272,921	308,746
Non-Aeronatical Revenues	14,240	14,013	48,374	52,742
Construction Revenues	8,450	66,143	16,061	122,412
Income from Operations	17,599	21,361	64,258	72,298
EBITDA	20,554	24,594	76,111	84,980

Ciudad Juárez	4Q16	4Q17	2016	2017
Total Passengers	287.3	292.0	1,102.9	1,173.1
Total Revenues	74,626	74,191	252,298	317,484
Aeronautical Revenues	58,153	60,961	208,042	244,891
Non-Aeronatical Revenues	9,556	10,178	34,351	40,676
Construction Revenues	6,917	3,052	9,905	31,917
Income from Operations	14,384	16,262	48,478	57,113
EBITDA	16,986	19,145	58,812	68,217

Mazatlán	4Q16	4Q17	2016	2017
Total Passengers	263.0	254.3	973.4	994.3
Total Revenues	72,147	79,542	287,928	327,503
Aeronautical Revenues	58,406	60,001	221,522	249,496
Non-Aeronatical Revenues	12,290	12,241	46,879	47,802
Construction Revenues	1,451	7,300	19,527	30,205
Income from Operations	15,920	15,680	55,052	59,470
EBITDA	19,400	19,705	70,510	75,284

Acapulco	4Q16	4Q17	2016	2017
Total Passengers	176.2	162.2	718.5	685.1
Total Revenues	84,913	217,001	256,432	564,790
Aeronautical Revenues	35,387	34,436	149,214	158,448
Non-Aeronatical Revenues	8,638	8,676	30,446	34,089
Construction Revenues	40,887	173,888	76,772	372,253
Income from Operations	9,119	10,367	39,461	38,531
EBITDA	13,636	15,411	58,927	58,636

Zihuatanejo	4Q16	4Q17	2016	2017
Total Passengers	130.4	133.0	557.4	597.9
Total Revenues	40,288	50,471	193,070	222,922
Aeronautical Revenues	32,258	30,457	141,091	167,550
Non-Aeronatical Revenues	6,735	6,286	26,280	27,334
Construction Revenues	1,294	13,728	25,699	28,039
Income from Operations	11,247	9,263	35,945	38,977
EBITDA	14,847	13,659	52,625	56,324

Other six airports	4Q16	4Q17	2016	2017
Total Passengers	831.8	771.1	3,200.3	3,120.7
Total Revenues	269,319	323,082	942,569	1,231,161
Aeronautical Revenues	199,188	191,750	742,649	777,878
Non-Aeronatical Revenues	28,104	28,918	101,784	111,266
Construction Revenues	42,027	102,414	98,136	342,016
Income from Operations	48,631	46,217	166,196	169,928
EBITDA	58,830	57,523	207,294	213,856

Consorcio Grupo Hotelero T2 (1)	4Q16	4Q17	2016	2017
Revenues	60,400	66,403	228,404	250,570
Income from Operations	19,300	19,455	67,297	75,797
EBITDA	24,495	24,624	88,036	96,596

Consorcio Hotelero Aeropuerto Monterrey (1)	4Q16	4Q17	2016	2017
Revenues	21,721	22,777	83,846	91,106
Income from Operations	5,677	6,476	22,223	25,680
EBITDA	8,125	9,045	31,492	35,790

OMA VYNMSA Aero Industrial Park	4Q16	4Q17	2016	2017
Revenues [2]	2,559	2,822	4,952	12,914
Income from Operations	308	(313)	(3,063)	(1,767)
EBITDA	1,918	2,242	354	7,433

[1] Includes results of other equity-method subsidiaries

[2] Includes cost recoveries

See Notes to the Financial Information

21

Annex Table 7

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

Company	Name
Actinver Casa de Bolsa	Pablo Abraham
Bank of America Merrill Lynch	Roberto Otero
Banorte-IXE	José Espitia
Barclays Bank PLC	Pablo Monsiváis
BBVA Bancomer	Mauricio Hernández Prida
Bradesco BBI	Leandro Fontanesi
Citigroup	Stephen Trent
Credit Suisse	Felipe Vinagre
Goldman Sachs	Bruno Armorim
Grupo Bursátil Mexicano (GBM)	Mauricio Martínez Vallejo
Grupo Financiero Interacciones	Andrés Suárez
HSBC	Alexandre Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Insight Investment Research	Robert Crimes
Itaú BBA	Thais Cascello
J.P. Morgan	Fernando Abdalla
Morgan Stanley	Josh Milberg / Ricardo L. Alves / Vitor Sanchez
Santander	Pedro Santos Balcao
Scotiabank	Francisco Suárez
Signum Research	Lucía Tamez
UBS Brasil CCTVM	Rogerio Araujo
Vector	Marco Montañez

22

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

In December 2015, OMA elected early adoption of the amendments established by International Accounting Standard 27 (IAS 27), which allows for early adoption and retroactive application of the equity method of accounting for investments in subsidiaries, associates and joint ventures in OMA’s separate (holding company) financial statements. The change does not affect OMA’s consolidated results; it only affects the financial statements of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., on a legal-entity basis, which is the basis on which the annual Shareholders’ Meeting will allocate results for the period.

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from fourth parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from fourth party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the

23

maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Major Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s

24

estimates of the disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the next five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH Collection T2 hotel: The NH Collection hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Balance sheet numbers are compared to the balances at the end of the prior year.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2015, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2015, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the fourth three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

25

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s fourth largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Porfirio González Álvarez
Porfirio González Álvarez
Chief Executive Officer

Dated February 23, 2018